SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 16)

                                ----------------

                        Wallace Computer Services, Inc.
                           (Name of Subject Company)

                           Moore Corporation Limited
                                      and
                                   FRDK, Inc.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)
                                   932270101
                     (CUSIP Number of Class of Securities)

                             JOSEPH M. DUANE, ESQ.
                                   FRDK, Inc.
                             1 FIRST CANADIAN PLACE
                        TORONTO, ONTARIO, CANADA M5X 1G5
                                 (416) 364-2600
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                              -------------------

                                    COPY TO:

                            DENNIS J. FRIEDMAN, ESQ.
                              DAVID M. WILF, ESQ.
                          DAVID M. SCHWARTZBAUM, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10112
                                 (212) 408-5100



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                  FRDK,  Inc.  and Moore  Corporation  Limited  hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on August 2, 1995, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15 with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Wallace Computer Services, Inc., a Delaware corporation (together with the associated preferred stock purchase rights), as set forth in this Amendment No.
16. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

                 ITEM 10.      ADDITIONAL INFORMATION.

                             Pursuant to an Order,  dated October 19, 1995,  the
                  Delaware Court (i) granted leave for Moore and the Purchaser to amend and supplement their complaint in the Moore Action in connection with the revised Offer; and (ii) deemed the amended and supplemental complaint (the "Amended and Supplemental Complaint") filed as of October 19, 1995.

                             Pursuant to the Amended and Supplemental Complaint,
                  Moore and the Purchaser seek injunctive and/or declaratory relief to prevent (a) the application of the Company's anti-takeover devices and other defensive measures to the revised tender offer, proposed merger and proxy solicitation, in violation of fiduciary duties owed to the Company's stockholders; and (b) the Company from otherwise impeding the Purchaser's revised tender offer, proposed merger and proxy solicitation, which comply with all applicable laws and other obligations. On October 12, 1995, the Purchaser increased the Offer Price from $56 per Share to $60 per Share, net to the seller in cash.

                             A copy of the Amended and Supplemental Complaint is
                  attached hereto as Exhibit (g)(15) and is incorporated herein by reference.

                 ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

                  (g)(15) Amended and Supplemental Complaint of Moore Corporation Limited and FRDK, Inc. v. Wallace Computer Services, Inc., Robert J. Cronin, Theodore Dimitriou, Fred F. Canning, William N. Lane, III, Neele E. Stearns, Jr., R. Darrell Ewers, Richard F. Doyle and William E. Olsen, filed in the United States District Court for the District of Delaware on October 19, 1995.
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                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 1995


                                             FRDK, Inc.


                                             By:    /s/ Joseph M. Duane

                                             Name:     Joseph M. Duane
                                             Title:    President



                                             MOORE CORPORATION LIMITED


                                             By:     /s/ Joseph M. Duane

                                             Name:     Joseph M. Duane
                                             Title:    Vice President and
                                                        General Counsel


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                                 EXHIBIT INDEX



                  (g)(15) Amended and Supplemental Complaint of Moore Corporation Limited and FRDK, Inc. v. Wallace Computer Services, Inc., Robert J. Cronin, Theodore Dimitriou, Fred F. Canning, William N. Lane, III, Neele E. Stearns, Jr., R. Darrell Ewers, Richard F. Doyle and William E. Olsen, filed in the United States District Court for the District of Delaware on October 19, 1995.